UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15b-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For October 29, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

Santiago, October 27, 2004

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Santiago

Re: Report on Material Event
              Securities Register No. 0593

Dear Sir:

In accordance with the provisions of Clause 9, Section 2 of Article 10 of Law No. 18,045 and General Regulation No. 30 of such Superintendency, and as duly authorized by the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”), I hereby inform you of the following material events:

On October 26, 2004, the shareholders of D&S, in a general extraordinary meeting duly convened and held before a Notary Public, agreed to the following:

1.	To re-denominate the number of shares by which the D&S capital is divided, whereby it is established that each outstanding share must be replaced by four shares on the date that the Board of Directors of D&S may determine, within 90 days of the date of the aforementioned shareholders’ meeting. To this effect, the shareholders’ meeting authorized and broadly empowered the Board of Directors to carry out any activity that may be required in order to exchange said shares, including but not limited to, the amendment of any relevant document in order for each ADS representing D&S shares to have as an underlying asset not 15 but 60 shares of D&S and the amendment to the text of the Fifth Permanent Article and the First Transitory Article of the By-laws of D&S.

2.	To authorize D&S to acquire its own shares in a share repurchase program in order to use the repurchased shares in a stock option compensation program (“stock option program”) for the employees of D&S and its affiliates, in accordance with the terms to be established by the Board of Directors. The main features of the stock option program are as follows:

a)	Duration: three years from the date of the above-mentioned shareholders’ meeting;

b)	Number of shares to be acquired: up to 5% of the shares issued by D&S;

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c)	Program’s objective: to implement a compensation program with stock options of D&S shares for employees of D&S and its affiliates, the terms of which will be established by the Board of Directors;

d)	Purchasing price: the market price on the acquisition date, within the minimum and maximum ranges authorized by the shareholders and established by the Board of Directors;

e)	Acquisition mechanisms: all those authorized by law for the buyback of shares for employees’ compensation;

f)	Sales mechanisms: all of those authorized by law for the selling of repurchased shares for employees’ compensation; and

g)	Purchasing restrictions (daily and in 12-month periods): as set by law.

Yours truly, Rodrigo Cruz Matta CEO

cc.	Santiago Stock Exchange Electronic Stock Exchange of Chile Valparaiso Stock Exchange New York Stock Exchange, NY Latibex — Madrid Stock Exchange, Spain

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DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 29, 2004

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